

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2013

Via E-mail
Miguel Dotres
Chief Executive Officer
OICco Acquisition IV, Inc.
4412 8th St., SW
Vero Beach, FL 32968

> **Re: OICco Acquisition IV, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed October 16, 2013**
> **File No. 333-165760**

Dear Mr. Dotres:

We have reviewed your amended filing and response letter, and have the following comments. References to prior comments refer to those in our letter dated October 2, 2013.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   In response to prior comment 4, you have added disclosures on pages 6 and 20 indicating that OICco Acquisition I, Inc. had closed its initial public offering prior to Mr. Dotres becoming its officer and director on January 14, 2014, and that since that date, Mr. Dotres has "identified a target company and engaged in a share exchange agreement with Champion Pain Care Corp." This disclosure could be read to suggest that Champion Pain Care Corp is the first target company with which OICco Acquisition I has entered into a business combination agreement. According to its SEC filings, however, OICco Acquisition I previously acquired another company named Imperial Automotive Group in November 2012. Please revise your disclosures regarding your affiliated company OICco Acquisition I to discuss that company's first business combination following its initial public offering.

2.   In addition, we note that OICco Acquisition I discloses that it acquired Imperial Automotive Group in November 2012 after receiving confirmation of the acquisition from 100% of the purchasers in the initial public offering, but that in July 2013 "Imperial Automotive Group, Inc. returned the 40,000,000 common shares [of OICco Acquisition I] in relation to the share exchange agreement, and remains a subsidiary of the Company." In your response letter, please explain the July 2013 transaction in greater detail so we may understand the circumstances. Advise whether OICco Acquisition I retained the assets and operations of Imperial Automotive Group, Inc. within its subsidiary. In addition, tell us when the funds and securities held in escrow in connection with OICco Acquisition I's initial public offering were released to the company and investors, respectively. Please consider adding disclosure to your registration statement where appropriate, including in your risk factors, discussing the significant aspects of the experience of your affiliated company OICco Acquisition I and how such experience may be relevant and material to your potential investors.

Prospectus Cover Page

3.   We note that you state on your cover page, as well as on page 7, that the offering "may terminate" on the earlier of the specified events or time periods. Please clarify, if accurate, that the offering "will terminate" at such time.

Plan of Distribution, page 17

4.   Disclosure on page 18 states that the fee of the escrow agent is $1,500, but the agreement filed as Exhibit 99a states that the fee is $2,500. Please revise as appropriate.

Background of Directors, Executive Officers, Promoters and Control Persons, page 23

5.   As requested in prior comment 7, please expand your disclosure regarding Mr. Dotres's experience to discuss his involvement with OICco Acquisition I, Inc.

6.   Further to prior comment 8, please clearly describe in your filing Mr. Davis's current involvement, if any, with the company.

Conflicts of Interest, page 27

7.   Please explain how Mr. Davis's other business involvements present a conflict of interest with respect to OICco Acquisition IV, given his apparent departure from the company.

8.   Please expand your disclosure regarding Mr. Dotres in this section to name any other blank check or other companies he controls that may present conflicts of interest for him with respect to OICco Acquisition IV. The current disclosure refers generally to "[a]ll blank check companies" with which Mr. Dotres has an affiliation and to his "other business pursuits," but it does not specify any particular businesses that may pose a conflict with respect to possible business combinations for the company.

9.   We note your disclosure that all blank check companies with which Mr. Dotres is affiliated have passed a resolution under Delaware General Corporations Law Section 122(17) pursuant to which these entities "have renounced all interest in all business opportunities and classes of business opportunities." Please provide us with an analysis of the legal validity of such a general waiver, given that DGCL Section 122(17) permits a corporation to renounce an interest or expectancy in "specified business opportunities or specified classes" of opportunities that come to the corporation or its officers, directors or shareholders. To the extent that you conclude that such a comprehensive waiver may not be legally valid, please provide appropriate disclosure here and in risk factors.

Exhibit 99a. Escrow Agreement

10.   We note that you have filed a new escrow agreement in response to prior comment 10. The agreement, however, does not appear to contemplate the resale offering by Mr. Dotres. In this regard, we note that the opening paragraph of the agreement does not include the selling shareholder as a party, and the recitals to the agreement do not reference the resale offering by Mr. Dotres. Rather, the agreement currently contemplates that all 9 million shares of common stock will be offered by the company. Please file a revised escrow agreement that properly reflects the resale offering in addition to the offering by the company.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore, Branch Chief – Accounting, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Harold Gewerter, Esq.